November 6, 2018

VIA EDGAR

Eric Atallah
Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lianluo Smart Ltd

Registration Statement on Form F-3

Filed October 15, 2018

Amendment No.1 to Registration Statement on Form F-3

Filed October 31, 2018

File Number 333-227817

Dear Mr. Atallah:

On behalf of Lianluo Smart Ltd (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, we respectfully request acceleration of effectiveness of the above-referenced registration statement for November 8, 2018 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Yang Ge, Esq. at DLA Piper LLP, our counsel, who can be reached by phone at +86 (10) 8520-0616.

Very truly yours,

Lianluo Smart Ltd

/s/ Ping Chen
Ping Chen
Chief Executive Officer